Exhibit 99.7

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned company hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with (a) the report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” dated June 29, 2007, (b) the report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised on February 16, 2006, (c) the report entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated January 31, 2007, (d) the report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006, (e) the report entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” dated June 1, 2005, as revised on February 14, 2006, and (f) sections of the report entitled the “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated April 8, 2016 with an effective date of March 31, 2016, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 30, 2017

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Deborah A. McCombe
Name:	Deborah A. McCombe, P.Geo.
Title:	President & CEO